Form 51-102F3
Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Western Copper Corporation (the "Corporation")
Suite 2050, 1111 W. Georgia Street
Vancouver, BC V6E 4M3

Telephone: (604) 684-9497
Fax: (604) 669-2926

ITEM 2.	DATE OF MATERIAL CHANGE

August 19, 2011

ITEM 3.	NEWS RELEASE

Issued August 19, 2011 and distributed through the facilities of Canada Newswire and filed on SEDAR.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Corporation today announced that further to its news release dated June 23, 2011, the Company has entered into an arrangement agreement dated August 18, 2011 (the "Agreement") with certain of its wholly- owned subsidiaries including Copper North Mining Corp. ("Copper North") and NorthIsle Copper and Gold Inc. ("NorthIsle"), both of which were incorporated for the purposes of the Agreement, to give effect to the spin-out transaction announced on June 23, 2011. As part of the Agreement, the Company will also change its name from “Western Copper Corporation” to “Western Copper and Gold Corporation".

The Agreement sets out the terms of the statutory plan of arrangement involving Western Copper, its securityholders, Copper North, NorthIsle and certain of Western Copper’s direct and indirect subsidiaries. A copy of the Agreement will be available on SEDAR at www.sedar.com under the Corporation's profile.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

See news release attached as Schedule "A".

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Julien François, Chief Financial Officer
Telephone: (604) 684-9497

ITEM 9.	DATE OF REPORT

Dated at Vancouver, British Columbia, this 19th day of August, 2011.